UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 31 July 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors
: C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, A R Hill , R P Menell, D N Murray,
D M J Ncube, G M Wilson
†
British, Canadian,
#
Ghanaian, ** Executive Director
Company Secretary:
T L Harmse
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel    +27 11 562 9700
Fax    +27 11 562 9838
www.goldfields.co.za
Investor Enquiries
Willie Jacobsz
Mobile     +27 82 971 9238 (SA)
Mobile     +1 857 241 7127 (USA)
email
Willie.Jacobsz@
goldfields.co.za
Media Enquiries
Sven Lunsche
Tel
+27 11 562 9763
Mobile     +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
M E D I A R E L E A S E
GOLD FIELDS TO RELEASE RESULTS
FOR THE QUARTER ENDED 30 JUNE 2014
Johannesburg, 31 July 2014. Gold Fields Limited (“Gold Fields”)
(NYSE, JSE, DIFX: GFI) will publish its results for the quarter ended
30 June 2014 on the company’s website
www.goldfields.co.za
at 08:00 am SA time on Thursday, 21 August 2014.
LIVE RESULTS PRESENTATION AND SIMULTANEOUS AUDIO
AND VIDEO WEBCAST
Management will host a results presentation at the time and venue listed below:
Date: Thursday, 21 August 2014
Time: 09:45 for 10:00
Venue:
Summer House
, Summer Place
69 Melville Road, Hyde Park
RSVP:
Kindly confirm attendance with Francie Whitley via
reply email or tel: +27 11 562-9712.
A simultaneous audio and video webcast will be available on the
Gold Fields website
www.goldfields.co.za
at 10am (SA time) on 21
August 2014.
TELECONFERENCE
A global teleconference will be held on the same day (21 August
2014) at 16:00 South African time (United States: 10am Eastern time).

CONFERENCE CALL
Results for the quarter ended 30 June 2014
21 August 2014
Johannesburg: 16:00 hours (GMT +2)
For United Kingdom: 15:00 hours (GMT)
For North America: 10:00 hours, (Eastern time)
A telephone conference call has been scheduled at the times indicated above. Details are as follows:
Dial in numbers
Australia (Toll-Free) 1 800 350 100
Other Countries (Intl Toll) +27 11 535 3600
Other Countries - Alternate +27 10 201 6800
South Africa (Toll-Free) 0 800 200 648
South Africa - Cape Town 021 819 0900
South Africa - Johannesburg 011 535 3600
South Africa - Johannesburg Alternate 010 201 6800
UK (Toll-Free) 0808 162 4061
USA and Canada (Toll Free) 1 855 481 5362
Ask for Gold Fields call
A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:
Playback code: 28788#
(Available for seven days)
South Africa & Other: + 27 11 305 2030
USA: +1 412 317 0088
United Kingdom: 0808 234 6771
Australia: +1 800 091 250
Investor contacts:
Willie Jacobsz
Phone: +27 11 562 9775
willie.jacobsz@goldfields.co.za
Francie Whitley Phone: +27 11 562 9712
franciew@goldfields.co.za
Media contact:
Sven Lunsche
Phone: +27 11 562 9763
sven.lunsche@goldfields.co.za
ends

Notes to editors
About Gold Fields
Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South
Africa. In February 2013, Gold Fields unbundled its mature, underground KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold. In October 2013, it expanded its presence in Western Australia by acquiring the Granny Smith,
Lawlers and Darlot mines (known as the Yilgarn South Assets) from Barrick Gold.
Gold Fields has attributable annual gold production of approximately 2.02 million ounces, as well as attributable Mineral Reserves of around 49 million ounces and Mineral Resources of about 113 million ounces. Attributable copper Mineral Reserves total 708 million pounds and Mineral Resources 7,120 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the
New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 31 July 2014
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer